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Exhibit 2.2

UNITED STATES BANKRUPTCY COURT
THE DISTRICT OF SOUTH CAROLINA

In re:	)	Chapter 11
)
POLYMER GROUP, INC., et al.,(1))		Case No. 02-05773 (W)
	)	(Jointly Administered)
)
Debtors.	)

SUPPLEMENTAL ORDER CONFIRMING THE JOINT SECOND AMENDED
MODIFIED PLAN OF REORGANIZATION OF POLYMER GROUP, INC., AND ITS
AFFILIATES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

        The above-captioned debtors and debtors in possession (collectively, the "Debtors") having filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") on May 11, 2002, (the "Petition Date") commencing the above-captioned jointly-administered bankruptcy cases (the "Chapter 11 Cases"); and the Debtors having filed with the Court the Debtors' Joint Amended Modified Plan of Reorganization, dated November 25, 2002, (the "Amended Modified Plan") and the Amended Modified Disclosure Statement for Joint Amended Modified Plan of Reorganization of Polymer Group, Inc. and its Affiliate Debtors Under Chapter 11 of the Bankruptcy Code, dated November 25, 2002 (the "Disclosure Statement"); and the Debtors having made certain non-material modifications to the Amended Modified Plan, including those read into the record at the Confirmation Hearing (as defined herein) on January 3, 2003, which modifications are hereby approved pursuant to section 1127 of the Bankruptcy Code and Fed. R. Bankr. P. 3019, as set forth in the Debtors' Joint Second Amended Modified Plan of Reorganization dated January     , 2003(2), (the "Plan," a copy of which is attached hereto as Exhibit A and is incorporated by reference); and the Court having entered an Order (1) Approving Modified Disclosure Statement; (2) Fixing Last Day for Filing Ballots; (3) Fixing Last Day for Filing Written Objections to Confirmation; and (4) Fixing Hearing Date for Plan Confirmation, dated November 27, 2002, (the "Disclosure Statement Approval Order") fixing December 27, 2002, at 9:00 a.m., prevailing eastern time, as the date and time of the hearing (as continued on January 3, 2002, the "Confirmation Hearing") pursuant to Fed. R. Bankr. P. 3017 and Fed. R. Bankr. P. 3018 and sections 1126 and 1128 of the Bankruptcy Code to consider confirmation of the Plan ("Plan Confirmation")(3); and the Ballot Tally Report, including the Affidavit of Jane Sullivan (the "Voting Affidavit") having been filed with this Court on December 23, 2002, with respect to the distribution of the solicitation materials consistent with the Disclosure Statement

(1)
Debtors are the following entities: Polymer Group, Inc., PGI Polymer, Inc., PGI Polymer, Inc., PGI Europe, Inc., Chicopee, Inc., FiberTech Group, Inc., Technetics Group, Inc., Fibergol Corporation, Fabrene Corp., Fabrene Group LLC, PNA Corp., FNA Polymer Corp., FNA Acquisition, Inc., Loretex Corporation, Dominion Textile (USA) Inc., PolyBond Inc., FabPro Oriented Polymers, Inc., PGI Asset Management Company, PGI Servicing Company, Pristine Brands Corporation; PolyIonix Separation Technologies, Inc., Bonlam (S.C.), Inc.

(2)
The term "the Plan" shall include, when the context dictates, the Amended Modified Plan. A comparison of the Plan to the Amended Modified Plan is attached hereto as Exhibit B.

(3)
Unless otherwise specified, capitalized terms and phrases used herein shall have the meanings assigned to them in the Plan. If there is any direct conflict between the terms of the Plan and the terms of this Order, the terms of this Order shall control.

Approval Order and the results of the voting by Holders of Claims in Classes 2 and 4 and Holders of Equity Interests in Class 6 under the Plan; and the Affidavit of James G. Boyd in Support of the Debtors' Joint Amended Modified Plan of Reorganization dated November 25, 2002, having been filed on December 23, 2002; and the Affidavit of Martin Lewis in Support of the Debtors' Joint Amended Modified Plan of Reorganization dated November 25, 2002, having been filed on December 23, 2002; and the Debtors' Reply to Objections and Memorandum in Support of the Joint Amended Modified Plan of Reorganization having been filed with this Court on December 23, 2002 (the "Confirmation Memorandum"); and this Court having reviewed the Plan, the Disclosure Statement, the Confirmation Memorandum and supporting materials thereto; and the Court having reviewed the objections to the Plan filed by Ives Company Limited and Dr. Guillermo Enrique Kraves (the objection, the "GK/Ives Objection", the parties, "GK/Ives"), Wachovia Bank, N.A. ("Wachovia"), CitiCapital Corporation ("Citicapital"), the Official Committee of Unsecured Creditors (the "Committee"), the United States Trustee (the "UST"); and each of Wachovia, CitiCapital, the Committee and the UST having withdrawn their objections; and this Court having heard the statements of counsel in support of and in opposition to Plan Confirmation at the Confirmation Hearing; and this Court having considered all testimony presented and evidence admitted by affidavits or otherwise at the Confirmation Hearing; and this Court having taken judicial notice of the papers and pleadings on file in the above-captioned Chapter 11 Cases; and this Court having heard the statements on the record at the Confirmation Hearing regarding the resolution of certain of the objections to, and replies in support of, Plan Confirmation; and it appearing to this Court that: (a) notice of the Confirmation Hearing and the opportunity of any party in interest to object to Plan Confirmation were adequate and appropriate as to all parties to be affected by the Plan and the transactions contemplated thereby; and (b) the legal and factual bases set forth in the Confirmation Memorandum and presented at the Confirmation Hearing establish just cause for the relief sought in the Plan; and it appearing that the Court has the jurisdiction to consider the Plan and the relief sought therein in accordance with 28 U.S.C. §§ 157 and 1334; and this Court having entered an order confirming the Plan on January 3, 2003 (the "Original Confirmation Order"); it is therefore

                        FOUND that, pursuant to section 510(b) of the Bankruptcy Code, Claims filed by GK/Ives on December 23, 2002, (the "GK/Ives Claims") are subordinated such that they are junior to Claims in Class 4 (General Unsecured Claims) and Class 5 (Critical Business Relations Claims), but senior to Equity Interests in Class 6 (Old Polymer Common Stock), because they are Claims arising from the purchase or sale of securities of an affiliate of the Debtors and not Claims arising from the purchase or sale of securities of a Debtor (the "Subordination Ruling"); and it is further

                        FOUND that (a) notwithstanding the Subordination Ruling, the Debtors have classified the GK/Ives Claims in Class 4 under the Plan in order to facilitate confirmation of the Plan without need for further solicitation and balloting; (b) such further solicitation and balloting is not needed because the potential inclusion of the GK/Ives Claims in Class 4 was properly disclosed in the Disclosure Statement; (c) such classification renders the Subordination Ruling moot solely for purposes of the Plan; and (d) MatlinPatterson Global Opportunities Partners L.P. ("GOF") and the Committee support this Class 4 classification of the GK/Ives Claims based on the agreement of the Debtors, Zucker and Boyd to reduce the previously authorized Key Employee Retention Program payments to Zucker and Boyd in the aggregate by the lesser of (i) $120,000 or (ii) an amount equal to the product of 7.4% multiplied by the Allowed amount of the GK/Ives Claims; and it is further

                        FOUND that the Plan complies in all respects with the applicable requirements of section 1129 of the Bankruptcy Code, including, without limitation:

        (a)   Section 1129(a)(1) of the Bankruptcy Code (including, without limitation, sections 1122 and 1123) in that, among other things, each Class of Claims and Equity Interests contains only Claims or Equity Interests that are substantially similar to the other Claims or Equity Interests within that Class, a reasonable basis exists for the classifications in the Plan and Claims and Equity Interests within each Class are treated in a similar fashion;

        (b)   Section 1129(a)(2) of the Bankruptcy Code, including, without limitation, sections 1125 and 1126 and Fed. R. Bankr. P. 3017, 3018 and 3019. Pursuant to section 1129(a)(2), the solicitation of acceptances of the Plan (i) complied with all applicable laws, rules, and regulations governing the adequacy of disclosure in connection with such solicitation and (ii) was conducted after disclosure to the Holders of Claims or Equity Interests of adequate information as defined in section 1125(a) of the Bankruptcy Code;

        (c)   Section 1129(a)(3) of the Bankruptcy Code in that the Debtors have proposed the Plan in good faith and not by any means forbidden by law;

        (d)   Section 1129(a)(4) of the Bankruptcy Code, as the payments made or promised by the Debtors or by any person acquiring property under the Plan, for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases to the extent of services provided before the Confirmation Date, are reasonable and have been disclosed to this Court in the Plan or otherwise, including, without limitation, those fees pursuant to the Revolving Credit Facility Commitment Letter dated as of December 26, 2002, entered into between the Debtors and certain lenders in furtherance of the Exit Revolving Credit Facility and those fees payable to GOF pursuant to Article XII.C of the Plan;

        (e)   Section 1129(a)(5) of the Bankruptcy Code, as, among other things, the Debtors have disclosed in the Plan and the Statement of Directors and Officers, filed on December 17, 2002, as further amended thereafter, the identity and affiliations of the Board of Directors of Reorganized Polymer following confirmation of the Plan and the identity and compensation of insiders who will be employed or retained by Reorganized Polymer; and

        (f)    Section 1129(a)(6) of the Bankruptcy Code is inapplicable in the Chapter 11 Cases because the Plan does not provide for, or contemplate, any rate charges with respect to the current businesses;

and it is hereby:

                        ORDERED that the Plan and each of the provisions thereof are hereby confirmed; and it is further

                        ORDERED that all objections to the Plan that have not been withdrawn or otherwise resolved are overruled, including, but not limited to, the GK/Ives Objection; and it is further

                        ORDERED that the GK/Ives Claims shall be treated as Class 4 (General Unsecured Claims) Claims for purposes of determining distributions under the Plan, provided, however, that, the non-occurrences of the Effective Date or the reversal or vacation of this Order shall not prevent or otherwise limit the Debtors' ability to seek to enforce the Subordination Ruling for all purposes, including, without limitation, for purposes of any alternative future chapter 11 plan of reorganization or liquidating chapter 11 plan or a liquidation pursuant to chapter 7 of the Bankruptcy Code; and it is further

                        ORDERED that a Disputed Claim shall become an Allowed Claim for distribution purposes upon an order of the Bankruptcy Court (i) disposing of an objection thereto or (ii) a estimating the amount thereof, by the Debtors or any other party-in-interest, provided, however, that distributions on any such Allowed Claims may be stayed if the Bankruptcy Court issues a stay pursuant to Fed. R. Bankr. P. 8005 or if any other court of competent jurisdiction issues a stay pursuant to Fed. R. Civ. P. 62(d); and it is further

                        ORDERED that the Debtors:

        (a)   File each month with the Clerk of the Court, until the Clerk closes the Chapter 11 Cases, pursuant to Fed. R. Bankr. P. 2015(a) and Local Bankruptcy Rule 2015-1, the original and two copies of a monthly operating report ("MOR") in a form satisfactory to the UST. The MOR shall, among other things, summarize any actions taken towards consummating the Plan;

        (b)   Continue to pay the required quarterly fees to the UST until the earlier of the Chapter 11 Cases being closed, converted or dismissed; and

        (c)   File, pursuant to Local Bankruptcy Rule 2081-1, within 180 days of the date hereof (the "180-Day Period"):

            (i)  An application for a final decree closing the Chapter 11 Cases;

           (ii)  A report of substantial consummation;

          (iii)  A final report;

          (iv)  Objections to proofs of claim or proofs of interest against the Debtors' Estates;

           (v)  Any request for an extension of the 180-Day Period; and

          (vi)  Amendments to the Plan, if any.

Failure to comply with the requirements of Local Bankruptcy Rule 2081-1 may result in the dismissal of the Chapter 11 Cases or conversion thereof to cases under chapter 7 of the Bankruptcy Code as provided in Local Bankruptcy Rule 2081-1; and it is further

                        ORDERED that any final fee applications or requests by professionals for substantial contribution claims shall be filed no later than 60 days after the Effective Date; and it is further

                        ORDERED that each professional retained in the Chapter 11 Cases provide, in writing, to the Debtors, no later than two business days prior to the 45th day following the Confirmation Date, an estimate of the fees and expenses that each such professional has incurred through the 45th day following the Confirmation Date; and it is further

                        ORDERED that the following Mutual Releases, Limited Releases, Preservation of Causes of Action and Exculpation shall be effective as of the date hereof:

        (a)   Certain Mutual Releases.

        Except as otherwise specifically provided herein, on and after the Effective Date, each of the Releasees, for good and valuable consideration, including, but not limited to, the commitment, obligation and service of each of the aforementioned individuals and entities to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, shall automatically be deemed to have released one another unconditionally and forever from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that any of the foregoing Persons or Entities would have been legally entitled to assert (in their own right, whether individually or collectively, or on behalf of the Holder of any Claim or Equity Interest or other Person or Entity), based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date, relating in any way to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, the Plan, the Amended Modified Disclosure Statement, or any related agreements, instruments or other documents, except for (i) Claims arising under the Plan; and (ii) any intentional acts of the D&O Releasees, GOF and the Committee and Committee Members which constitute fraud and, when the party bringing the cause of action (or its respective employees, agents or advisors) did not have actual knowledge of such intentional acts (or the substance of such acts) as of the Effective Date; provided, however, with respect to any intentional acts which constitute fraud, the knowledge of former and existing officers and directors of Polymer or any of its Debtor Affiliates shall not be imputed to Polymer or New Polymer (before or after the Effective Date). With respect to any claim brought by the Reorganized Debtors in the nature of a derivative claim or otherwise (x) if the action is initiated by Non-GOF Holders, directly or indirectly, the actual knowledge of the Committee Members or of their and the Committee's employees, agents or advisors who have provided advice in the Chapter 11 Cases shall determine whether or not the Debtors or the Reorganized Debtors had actual knowledge of the intentional acts as of the Effective Date; and (y) if the action is initiated by GOF, directly or indirectly, the actual knowledge of GOF or its employees, agents or advisors shall determine whether or not the Debtors or the Reorganized Debtors had actual knowledge of the intentional acts as of the Effective Date, provided, however, that the approval of the New Polymer Board of Directors of an action primarily initiated by the Non-GOF Holders or Non-GOF Board Members shall not change the determination of actual knowledge. Each of GOF and each Committee Member, after inquiry of its employees, agents and advisors who has provided advice in the Chapter 11 Cases, has acknowledged and agreed that either (i) it had no actual knowledge of any intentional acts which constitute fraud, or could reasonably form the basis for a claim that such acts constitute fraud, as of the date hereof; or (ii) to the extent that either GOF or any Committee Member may have any actual knowledge of any such intentional acts which constitute fraud, or could reasonably form the basis for a claim that such acts constitute fraud, as of the date hereof, GOF or the applicable Committee Member, as the case may be, has agreed that any claims based on such knowledge will be released on the Effective Date. Notwithstanding the foregoing, D&O Releasees shall not be released or discharged from contractual obligations to the Debtors or Reorganized Debtors with respect to employment and other agreements assumed pursuant to the Plan or otherwise.

        (b)   Limited Releases by Holders of Equity Interests and Claims.

                (i)    On and after the Effective Date, each Holder of a Claim or an Equity Interest who voted on the Plan should have made an election on its Ballot to either agree or not agree to the Releases described in the paragraph below. Any Holder of a Claim or Interest in Class 4 or 6 that did not make an election is deemed not to agree to the Releases. Holders of Class 8 (Other Securities Claims and Interests) Claims and Interests who are deemed to have rejected the Plan, are deemed not to have agreed to the Releases. Holders of Class 1, 3, 5 or 7 Claims (who are deemed to have accepted the Plan pursuant to section 1126 of the Bankruptcy Code) also shall be deemed not to have agreed to the Releases. This Release does not apply to (i) Holders of Class 2 Claims (ii) GK/Ives or (iii) any Holder of an Allowed Class 4 Claim or Class 6 Equity Interest who did not specifically agree to the Limited Release. The Limited Release applies only to those Holders of Allowed Class 4 Claims and Allowed Class 6 Equity Interests who specifically agree to the Limited Release

                (ii)    The Release described in this paragraph (b)(ii) unconditionally releases the Releasees from any and all claims (as defined in section 101(5) of the Bankruptcy Code), obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Person or Entity would have been legally entitled to assert (whether individually or collectively), based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date in any way relating or pertaining to the Debtors or the Reorganized Debtors, the Chapter 11 Cases, or the negotiation, formulation and preparation of the Plan or any related agreements, instruments or other documents.

                (iii)    Preservation of Rights of Action.

        Subject to the Releases granted in Article X of the Plan, the Reorganized Debtors shall retain all rights on behalf of the Debtors to commence and pursue any and all Causes of Action (under any theory of law, including, without limitation, the Bankruptcy Code, and in any court or other tribunal including, without limitation, in an adversary proceeding Filed in the Chapter 11 Cases) discovered in such an investigation to the extent the Reorganized Debtors deem appropriate. Potential Causes of Action currently being investigated by the Debtors, which may but need not be pursued by the Debtors prior to the Effective Date and by the Reorganized Debtors after the Effective Date to the extent warranted include, without limitation, (i) a list of potential Claims and Causes of Action that are set forth in the Plan Supplement to the extent determined as of the date of the Plan; and (ii) Preference Actions that are set forth in the Plan Supplement to the extent determined as of the date of the Plan:

                        (A)    Any other Causes of Action, whether legal, equitable or statutory in nature, arising out of, or in connection with the Debtors' businesses or operations, including, without limitation, the following: possible claims against vendors, landlords, sublessees, assignees, customers or suppliers for warranty, indemnity, back charge/set-off issues, overpayment or duplicate payment issues and collections/accounts receivables matters; deposits or other amounts owed by any creditor, lessor, utility, supplier, vendor, landlord, sublessee, assignee, or other Person or Entity; employee, management or operational matters; claims against landlords, sublessees and assignees arising from the various leases, subleases and assignment agreements relating thereto, including, without limitation, claims for overcharges relating to taxes, common area maintenance and other similar charges; financial reporting; environmental, and product liability matters; actions against insurance carriers relating to coverage, indemnity or other matters; counterclaims and defenses relating to notes or other obligations; contract or tort claims which may exist or subsequently arise;

                        (B)    Any and all avoidance actions pursuant to any applicable section of the Bankruptcy Code, including, without limitation, sections 544, 545, 547, 548, 549, 550, 551, 553(b) and/or 724(a) of the Bankruptcy Code, arising from any transaction involving or concerning any of the Debtors; and

                        (C)    Any and all Causes of Action listed in the Schedule of Causes of Action set forth in the Plan Supplement.

                (iv)    In addition, there may be numerous other Causes of Action which currently exist or may subsequently arise that are not set forth in the Plan, in the Cause of Action Summary or in the List of Retained Causes of Action, because the facts upon which such Causes of Action are based are not currently or fully known by the Debtors and, as a result, can not be raised during the pendency of the Chapter 11 Cases (collectively, the "Unknown Causes of Action"). The failure to list any such Unknown Cause of Action in the Plan, or in the Cause of Action Summary or the List of Retained Causes of Action, is not intended to nor shall it limit the rights of the Reorganized Debtors to pursue any Unknown Cause of Action to the extent the facts underlying such Unknown Cause of Action subsequently become fully known to the Debtors.

                        (v)    Unless Causes of Action against a Person or Entity are expressly waived, relinquished, released, compromised or settled in the Plan or any Final Order, the Debtors expressly reserve all Causes of Action and Unknown Causes of Action, including the Causes of Action described in the Plan and in the Causes of Action Summary and the List of Retained Causes of Action, as well as any other Causes of Action or Unknown Causes of Action, for later adjudication and therefore, no preclusion doctrine, including, without limitation, the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches shall apply to such Causes of Action upon or after the confirmation or consummation of the Plan. In addition, the Debtors expressly reserve the right to pursue or adopt any claims alleged in any lawsuit in which the Debtors are a defendant or an interested party, including the lawsuits described in the Disclosure Statement, against any Person, including, without limitation, the plaintiffs and co-defendants in such lawsuits.

                        (vi)    Except as otherwise provided in the Plan or in any contract, instrument, release, Indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b)(3) of the Bankruptcy Code, any Claims, rights, and Causes of Action that the respective Debtors, Estates, or Post-Confirmation Estates may hold against any Person or Entity, including but not limited to those Causes of Action listed in the Disclosure Statement, shall vest in the Reorganized

Debtors, and the Reorganized Debtors shall retain and may exclusively enforce, as the authorized representatives of the respective Estates and Post-Confirmation Estates, any and all such Claims, rights, or Causes of Action. The Reorganized Debtors may pursue any and all such Claims, rights, or Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. Pursuant to Article VIII.A of the Plan, the Reorganized Debtors shall have the exclusive right, authority, and discretion to institute, prosecute, abandon, settle, or compromise any and all such Claims, rights, and Causes of Action without the consent or approval of any third party and without any further order of the Bankruptcy Court.

                        (vii)    The Debtors specifically waive any and all Claims, rights and Causes of Action accruing prior to the Confirmation Date that they or their respective estates may have against the Senior Lenders, the Prepetition Agent, GOF, CSFB Global Opportunities Advisers L.L.C., MatlinPatterson Global Advisers LLC or the Committee.

                (c)    Injunction.

        From and after the Effective Date, the Releasees, all Persons and Entities specifically and expressly agreeing to the Limited Release and all Persons and Entities to whom the Exculpation applies are permanently enjoined from commencing or continuing in any manner, any suit, action or other proceeding, on account of or respecting any Claim, demand, liability, obligation, debt, right, Cause of Action, interest or remedy exculpated, released or to be released as to such Person or Entity pursuant to Article X of the Plan.

                (d)    Exculpation.

        The Releasees shall neither have nor incur any liability to any Person or Entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, administration, Confirmation or Consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan (except for any obligations arising in the ordinary course of business), or any other act taken or omitted to be taken in connection with the Chapter 11 Cases; provided, however, that the provisions of Article X.D of the Plan shall have no effect on the liability of any Person or Entity that results from any such act or omission that is determined in a Final Order to have constituted gross negligence or willful misconduct; and provided further that exculpation for any such acts or omissions shall remain subject to the Bankruptcy Court's potential future review, whether sua sponte or at the request of a party-in-interest.

and it is further

                        ORDERED that:

        (a)   On the Effective Date, New Polymer, certain of its Subsidiaries, and the Senior Lenders shall enter into the Restructured Facilities, which, subject to the execution of definitive documentation, shall embody the Prepetition Credit Facility as restructured pursuant to the terms and conditions contained in the Bank Term Sheet. The Debtors are hereby authorized, at any time after the Confirmation Date, to take all actions, to execute, deliver, record or file all documents, and to pay all fees, costs and other charges necessary or appropriate to implement the Restructured Facilities;

        (b)   On the Effective Date, the liens and security interests granted in connection with the Restructured Facilities shall be legal, valid, and enforceable first priority liens, except as otherwise provided in the Restructured Facilities and the documents to be executed and delivered pursuant thereto and shall constitute the legal, valid and binding obligations of New Polymer; and

        (c)   In furtherance of implementation of the Restructured Facilities, the Debtors are authorized, but not directed, to seek and obtain an amendment of a certain letter of credit (No. P-227134) issued by the Prepetition Agent under the Prepetition Credit Facility for the account of Polymer Group, Inc.

in favor of Bank of China on June 27, 2002, (the "BOC L/C") to extend the expiration date of the BOC L/C through and including May 31, 2003;

and it is further

                        ORDERED that:

        (a)   On the Effective Date, New Polymer, certain of its Subsidiaries, and certain Senior Lenders and other parties (the "Exit Lenders") shall enter into the Exit Revolving Credit Facility, in order to (i) make other payments required to be made on the Effective Date, provided, however, that the Exit Revolving Credit Facility may not be used to repay the DIP Facility Claim, and (ii) provide such additional borrowing capacity as may be required by the Reorganized Debtors and the Subsidiaries following the Effective Date to maintain their operations. The Debtors are hereby authorized, at any time after the Confirmation Date, to take all actions, to execute, deliver, record or file all documents, and to pay all fees, costs, and other charges necessary or appropriate to implement the Exit Revolving Credit Facility; and

        (b)   On the Effective Date, the liens and security interests granted in connection with the Exit Revolving Credit Facility shall be legal, valid, and enforceable first priority liens, except as otherwise provided in the Exit Revolving Credit Facility and the documents to be executed and delivered pursuant thereto, and shall constitute the legal, valid and binding obligations of New Polymer;

and it is further

                        ORDERED that the Debtors' motion for limited substantive consolidation, as contained in the Plan, is granted and therefore:

        (a)   The Debtors are deemed to have been substantively consolidated solely for purposes of actions associated with the confirmation and consummation of the Plan, including but not limited to voting, confirmation and distribution; and

        (b)   The Reorganized Debtors shall not merge or dissolve pursuant to this Order and there shall not be the transfer or commingling of any asset of any Debtor, except to accomplish the distributions under the Plan, other than distributions on account of Intercompany Claims, which shall be made in the ordinary course of business following the Effective Date. This limited substantive consolidation shall not affect (other than for Plan voting, treatment, and/or distribution purposes):

            (i)  The legal and corporate structures of the Reorganized Debtors, subject to the right of the Debtors or Reorganized Debtors to effect Restructuring Transactions as provided in Article V.K of the Plan;

           (ii)  Equity Interests in the Subsidiaries; or

          (iii)  Pre-and post-Petition Date guarantees that are required to be maintained (x) in connection with executory contracts or unexpired leases that were entered into during the Chapter 11 Cases or that have been or will be assumed; or (y) pursuant to the terms and conditions contained of the Plan;

and it is further

                        ORDERED that, on the Effective Date, the Committee shall dissolve and the Committee Members and the Committee's professionals and agents shall be deemed released of their duties and obligations and shall be without further duties or authority in connection with the Debtors, the Chapter 11 Cases, the Plan or implementation of the Plan; and it is further

                        ORDERED that, notwithstanding the entry of this Order and the occurrence of the Effective Date, this Court shall retain such jurisdiction over the Chapter 11 Cases after the Effective Date as legally permissible, including jurisdiction:

        (a)   To determine objections to the allowance of Claims;

        (b)   To determine motions to estimate Claims at any time, regardless of whether the Claim to be estimated is the subject of a pending objection, a pending appeal, or otherwise;

        (c)   To determine motions to subordinate Claims at any time and on any basis permitted by applicable law;

        (d)   To determine applications for the rejection or assumption of executory contracts or unexpired leases to which the Debtors are a party or with respect to which any Debtor may be liable, and to hear and determine, and if need be to liquidate, any and all Claims arising therefrom;

        (e)   To decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date;

        (f)    To consider any Plan modifications, to cure any defect or omission, or reconcile any inconsistency in any order of the Court;

        (g)   To determine all controversies, suits and disputes that may arise in connection with the interpretation or consummation of the Plan or the documents filed pursuant to the Plan Supplement or the Reorganized Debtors' obligations under the Plan;

        (h)   To issue orders in aid of execution of the Plan to the extent authorized by section 1142 of the Bankruptcy Code;

        (i)    To determine such other matters as may be set forth in this Order or as may arise in connection with the Plan, the documents filed pursuant to the Plan Supplement or this Order;

        (j)    To determine any and all applications for allowance of compensation and reimbursement of expenses and any other fees and expenses authorized to be paid or reimbursed under the Bankruptcy Code or the Plan;

        (k)   To enforce creditors' rights to payments and to the delivery of money or other Property to which holders of Allowed Claims may be entitled under the Plan;

        (l)    To determine any matter or dispute in connection with the Chapter 11 Cases;

        (m)  To issue injunctions, enter and implement other orders to take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation, implementation or enforcement of the Plan, the documents filed pursuant to the Plan Supplement or this Order; and

        (n)   To enter a final decree closing the Chapter 11 Cases;

and it is further

                        ORDERED that, on or prior to the Effective Date, the Debtors shall pay all fees payable pursuant to 28 U.S.C. §1930; and it is further

                        ORDERED that, pursuant to Fed. R. Bankr. P. 3020(e), the 10-day stay provision for confirmation orders shall be, and hereby is, waived and dispensed with. The Debtors are authorized to consummate the Plan and the transactions contemplated thereby upon satisfaction of the conditions set forth in Article IX of the Plan; and it is further

                        ORDERED that, within five calendar days following the occurrence of the Effective Date, the Reorganized Debtors shall file and serve notice of entry of this Order (the "Notice of Confirmation") pursuant to Fed. R. Bankr. P. 2002(f)(7), 2002(k), and 3020(c) and notice of the occurrence of the Effective Date (the "Notice of Effective Date") on all creditors and interest holders, the UST, and other parties in interest, by causing Notice of Confirmation and Notice of Effective Date to be delivered to such parties by first-class mail, postage prepaid. The notice described above is adequate under the particular circumstances and no other or further notice is necessary. The Debtors also shall cause the Notice of Confirmation to be published as promptly as practicable after the entry of this Order once in The Wall Street Journal (National Edition); and it is further

                        ORDERED, that pursuant to section 1146(c) of the Bankruptcy Code: (i) the issuance, transfer or exchange of the New Polymer stock; (ii) the creation, modification, consolidation or recording of any mortgage, deed of trust or other security interest, the securing of additional indebtedness by such means or by other means (whether in connection with the issuance and distribution of New Polymer Stock, or otherwise in furtherance of, or in connection with, the Plan); (iii) the making, assignment or recording of any lease or sublease; or (iv) the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments or other instruments of transfer executed in connection with any transactions arising out of, contemplated by or in any way related to the Plan or this Order, shall not be taxed under any law imposing a stamp tax or similar tax, and the appropriate state or local government officials or agents shall be, and hereby are, directed to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment; and it is further.

                        ORDERED, that nothing in the Plan, including, but not limited to the releases of Article X of the Plan, shall diminish or impair the enforceability of any insurance policies that may cover Claims against the Debtors or any other Person; and it is further

                        ORDERED that all injunctions and stays pursuant to sections 105 and 362 of the Bankruptcy Code or otherwise shall remain in full force and effect until the Effective Date, except that nothing in the Plan shall bar the filing of financing documents or the taking of such other actions as are necessary to effectuate the transactions specifically contemplated by the Plan or by this Order; and it is further

                        ORDERED that, pursuant to section 1141 of the Bankruptcy Code, except as otherwise provided in the Plan: (i) rights afforded in the Plan and the treatment of all Claims and Equity Interests in the Plan shall be in exchange for, and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on Claims from and after the Petition Date, against the Debtors or any of their assets or properties; and (ii) on the Effective Date, all such Claims against, and Equity Interests in, the Debtors shall be satisfied, discharged and released in full; and it is further

                        ORDERED, that the property of each Debtor's Estate, together with any property of each Debtor that is not property of each such Debtor's Estate and that is not specifically disposed of pursuant to this Plan, shall revest in the applicable Debtor on the Effective Date. Thereafter, each Reorganized Debtor may operate its business and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules and the Bankruptcy Court. As of the Effective Date, all property of each Reorganized Debtor shall be free and clear of all Claims and Equity Interests, except as specifically provided in the Plan or this Order. Without limiting the generality of the foregoing, each Reorganized Debtor may, without application to, or approval by, the Bankruptcy Court, pay reasonable professional fees and expenses incurred after the Effective Date; and it is further

                        ORDERED that, pursuant to section 1145 of the Bankruptcy Code, the offering, issuance and distribution of the New Polymer Common Stock, New Convertible Subordinated Notes, New Senior Subordinated Notes and any other securities issued pursuant to the Plan in respect of Claims or Equity Interests shall be exempt from section 5 of the Securities Act and any state or local law requiring registration prior to the offering, issuance, distribution or sale of securities; and it is further

                        ORDERED that the documents contained in the Plan Supplement, any amendments, modifications, and supplements thereto, and all documents and agreements introduced into evidence by the Debtors at the Confirmation Hearing (including all exhibits and attachments thereto and documents referred to in the Plan), and the execution, delivery, and performance of the Plan by the Reorganized Debtors, shall be, and hereby are, authorized and approved. Without need for further order or authorization of the Court, the Debtors and the Reorganized Debtors, with the concurrence of GOF and the Committee, shall be, and hereby are, authorized and empowered to make any and all modifications to any and all documents included as part of the Plan Supplement that do not materially modify the terms of such documents and are consistent with the Plan; and it is further

                        ORDERED that, notwithstanding section V.H.2 of the Plan, parties shall not be prohibited from trading Subscription Rights and any attendant Over Subscription Rights in the absence of a no-action letter from the Division of Corporate Finance, provided, however, that this Order shall not be deemed to be a finding or ruling as to whether such Subscription Rights and Over Subscription Rights are exempt from registration under the Securities Act or under state securities laws pursuant to section 1145 of the Bankruptcy Code or otherwise, and parties electing to purchase or sell Subscription Rights and Over Subscription Rights separately from the corresponding underlying Claims do so at their own risk and judgment as to whether such purchases and sales comply with applicable laws and regulations; and it is further

                        ORDERED that, pursuant to section V.H.2 of the Plan, the period of exercise of Subscription Rights and attendant Over Subscription Rights, and the period for Holders of Allowed Class 4 Claims to elect to receive either Class A Common Stock or Class C Common Stock commenced on January 3, 2003, and shall terminate at 5:00 p.m., prevailing eastern time, February 12, 2003; and it is further

                        ORDERED that, January 16, 2003, shall be the record date for purposes of determining the Holders of Allowed Class 4 Claims who shall be issued Subscription Rights and the associated Over Subscription Rights; and it is further

                        ORDERED that, within three Business Days following the Entry of this Order, the Debtors shall serve the Supplemental Election Form upon all Holders of Allowed Class 4 General Unsecured Claims and any other parties who may be entitled to receive the Supplemental Election Form; and it is further

                        ORDERED that, upon entry of this Order, the Chicopee Sale Proceeds paid by the Debtors into an escrow account, are hereby ordered released and may be applied by the Prepetition Agent consistent with the terms of the Chicopee Sale Order; and it is further

                        ORDERED that the failure to specifically include any particular provision of the Plan in this Order shall not diminish or impair the efficacy of such provision, it being understood the intent of this Court that the Plan be confirmed and approved in its entirety; and it is further

                        ORDERED that all findings of fact shall be treated as conclusions of law and all conclusions of law shall be treated as findings of fact to the extent that findings of fact may be considered conclusions of law and vice versa; and it is further

                        ORDERED that this Order replaces and supersedes the Original Confirmation Order.

January , 2003 Columbia, South Carolina
John E. Waites United States Bankruptcy Judge

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